SUB-ITEM 77M
Mergers

Nuveen Dow 30 Dynamic Overwrite Fund
811-22970

On December 22, 2014 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Dow 30sm Enhanced Premium & Income Fund, Inc. and Dow
30sm Premium & Dividend Income Fund Inc. were transferred to the Nuveen NASDAQ 100 Dynamic Overwrite Fund. The circumstances and details of the reorganization are contained in the SEC filing on N-14 8C, accession number 0001193125-14-443667, on December 16, 2014.